UWM Holdings Corporation

585 South Boulevard E

Pontiac, Michigan 48341

February 4, 2021

Securities and Exchange Commission

Division of Corporation Finance

100 F Street, NE

Washington, DC 20549

Attention:	Ms. Jessica Livingston, Staff Attorney

Re:	UWM Holdings Corporation
Registration Statement on Form S-1
File No. 333-252422

Dear Ms. Livingston:

UWM Holdings Corporation hereby requests acceleration of the effective date of the above-referenced registration statement so that it may become effective at 12:00 p.m. Eastern Standard Time on February 5, 2021, or as soon as practicable thereafter.

Should you have any questions or comments regarding this matter, please contact the Company’s legal counsel, Kara L. MacCullough, Esq., at (954) 768-8255.

Very truly yours,

UWM Holdings Corporation

By:	/s/ Timothy Forrester
Name:	Timothy Forrester
Title:	Executive Vice President and
Chief Financial Officer

cc:	Kara L. MacCullough, Esq.

Greenberg Traurig, P.A.